URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of June, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Guidance 2Q09 (BRGAAP)

São Paulo, June 23rd, 2009 – Votorantim Celulose e Papel (BOVESPA: VCPA4 and NYSE: VCP) reports the main projections that will guide its future quarterly and annual results in USGAAP.  It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks, and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such assessment. It does, however, reinforce the Company’s strong commitment to transparency and its strong relationship with the investment community.

Pulp Business
World Pulp Market Pulp volumes and cash cost Horizonte Start-up

The highlight of the period in the demand standpoint was the 3.8 million t1 of pulp import shipments to China between January and May, posting an increase of 66% year over year.
The main fundamentals are: (i) alternative fibers capacity closures; (ii) increase on the paper machines operating rate; and (iii) inventories rebuild. We estimate that about 300 thousand t out of the total monthly pulp shipments to China are destined to replace fibers due to local capacity closures, indicating that a smaller amount of imports is for rebuilding inventories. As to paper production in the country, there was a 2% year over year increase in the January to April period, and the perspective is also positive to the May and June statistics.

Regarding the world pulp supply, capacity closures and downtimes have reduced the pulp production in approximately 5 million t2 in the 1H09, 64% of which happened in 2Q09.

The supply slowdown combined with the strong Chinese demand have contributed to reduce the excess of pulp inventory in European ports. On May the inventory volumes on European ports were close to 1.252 million t3, the lowest level since January 2008 and lower than the five-year average.

The cost competitiveness and the spread between softwood and hardwood prices (nowadays at a historically high level at US$109/t) have speed up the fiber substitution process and opened up space for new price increases of hardwood pulp. For July the list prices announced are of US$530/t in Europe, US$590/t in North America and US$520/t in Asia (ex-China). In China, the net price for July is US$480/t.

In a scenario of eucalyptus pulp shipments growth of 11% until May versus a decrease of 9% in softwood, VCP expects to set a new sales record of 470 thousand t in 2Q09, 31% above the 1Q09 sales volume. Of the total, 114 thousand tons are from the new Três Lagoas mill. For 2009 we expect to reach pulp sales volume of 1.9 million t.

The cash cost may be around R$440/t, 12% below 1Q09 due to an expectation of price reduction for the main inputs and contribution of pulp volume from Três Lagoas mill at lower cost than Jacareí’s and Conpacel’s.

The start-up of Horizonte Project operations has overcome expectations. The accumulated production volume from March 30, start up date, to the end of June may total about 230 thousand t. We expect to reach operational stability by October this year.

Paper Business
Paper Market VCP paper volumes
The paper price behavior in the local market remained stable in April and May when compared to the last quarter, posting a stronger decrease pressure in June, already feeling the fx rate appreciation effects on exports, which turns the local market more attractive. It is also observed, however, an apparent consumption recovery in thermal and cut size papers, while P&W and couché are still impacted by the world economic crisis.

Thus, average prices for 2Q09 may be around 3% lower 1Q09 in Reais, while the sales volume may reach 90 thousand t, in line with expected. There should not be any material change in the sales mix. For 2009 we maintain the 380 thousand t of paper sales guidance.

1 PPPC – Flash report for May 2009
2 RISI
3 EPIS

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IR team	Investor Relations
Phone: (55 11) 2138-4287
Paulo Prignolato	4168
CFO and IR Officer	4361
Gustavo Barreira, IR Manager	4261
Mara Dias, IR Consultant	Fax: (55 11) 2138-4066
Anna Laura, IR Analyst	Email: ir@vcp.com.br
Web: www.vcp.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: June 24, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer

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